[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]


May 12, 2006

VIA EDGAR

U.S. Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F Street, N.E.
Washington, D.C. 20549

Re:      JNLNY Separate Account IV
         File Nos.: 333-67092 and 811-10463

         FORM RW

Dear Sir/Madam:

On August 8, 2001, we filed an initial registration statement on Form S-6 (Accession No. 0000933691-01-500110). The registration statement never became effective, and we sold no securities in connection with the offering. Also, we no longer contemplate offering the securities this registration statement concerns. We therefore respectfully request withdrawal of the registration statement pursuant to Rule 477 under the Securities Act of 1933.

Please note that this request is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable universal life contracts of the company.

If you have any questions or comments, please call me at 517-367-3835.

Respectfully,

/s/ Anthony L. Dowling

Anthony L. Dowling
Senior Attorney